THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
RULE 901 9(d) OF REGULATION S-T


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*


CMS Energy Corporation
(Name of Issuer)

Common Stock, Par Value $41.50 per share
(Title of Class of Securities)

125896308
(CUSIP Number)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X ]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)


CUSIP No. 125896308


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

First Union Corporation
56-0898180


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

(b)


3.
SEC Use Only


4.
Citizenship or Place of Organization
North Carolina


Number of Shares Beneficially Owned by Each Reporting
Person With


5.
Sole Voting Power            697900

6.
Shared Voting Power          0

7.
Sole Dispositive Power       701157

8.
Shared Dispositive Power     0


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
702157


10.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
Not Applicable.


11.
Percent of Class Represented by Amount in Row (11)
9.68%

12.
Type of Reporting Person (See Instructions)
Parent Holding Company (HC)


Item 1.

(a)Name of Issuer
CMS Energy Corporation


(b) Address of Issuer's Principal Executive Offices
330 Tower Center Drive
Fairlane Plaza South, Suite 1100
Dearborn, MI  48126


Item 2.

(a) Name of Person Filing
 First Union Corporation


(b) Address of Principal Business
Office or, if none, Residence
 One First Union Center
 Charlotte, North Caronlina 28288-
0137


(c) Citizenship
 North Carolina


(d) Title of Class of Securities
 Common Stock, Par Value $.01 per share


(e) CUSIP Number
 337358105


Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d2(b) or
c), check whether the person filing is a:

(g)[X ] A parent holding company or
control person in accordance with
240.13d-1(b)(1)(ii)(G);

Item 4.
Ownership.

Provide the following information
regarding the aggregate number and
percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 702157.

(b)
Percent of class: 9.68%.

(c)
Number of shares as to which the person
has:

(i)
Sole power to vote or to direct the vote
697900.


(ii)
Shared power to vote or to direct the vote
0.


(iii)
Sole power to dispose or to direct the
disposition of 701157.


(iv)
Shared power to dispose or to direct the disposition of 0.




Item 5.
Ownership of Five Percent or Less of a
Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].


Item 6.
Ownership of More than Five Percent on
Behalf of Another Person. Not Applicable.


Item 7.
Identification and Classification of the
Subsidiary Which Acquired the
Security Being Reported on By the Parent
Holding Company

First Union Corporation is filing this
schedule pursuant to Rule 13d-
1(b)(1)(ii)(G) as indicated under Item
3(g).  The relevant subsidiaries are
Evergreen Asset Management Corp. (IA),
First Union Securities, Inc. (IA) and
First Union National Bank (BK). Evergreen
Asset Management Corp. and First Union
Securities Inc. are investment advisors
for mutual funds and other clients; the
securities reported by these subsidiaries are beneficially owned by such mutual funds or other clients. The other First
Union entity listed above holds the
securities reported in a fiduciary
capacity for its respective customers.

Item 8.
Identification and Classification of
Members of the Group
Not Applicable.


Item 9.
Notice of Dissolution of Group
Not Applicable.

Item 10.
Certification

(a)
The following certification shall be
included if the statement is filed
pursuant to 240.13d-1(b):

By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2001
Date

Signature

Karen F. Knudtsen, Assistant Vice
President & Trust Officer Name/Title